

05040863

SECU. ... COMMISSION
Washington, D.C. 20549

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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50629 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** (MM/DD/YY) AND ENDING **December 31, 2004** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Asset Alliance Investment Services, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**800 Third Avenue**
(No. and Street)

| **New York** | **NY** | **10022** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Mr. Bruce H. Lipnick** **(212) 207-8786**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Bruce H. Lipnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Asset Alliance Investment Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President & Chief Executive Officer

Title

Notary Public

SANDRA BORZOMI
Notary Public, State of New York
No. 01BO5056782
Qualified in Nassau County
Commission Expires March 11, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

Asset Alliance Investment Services, Inc.

December 31, 2004
with Report of Independent Registered Public Accounting Firm

Asset Alliance Investment Services, Inc.

Statement of Financial Condition

December 31, 2004

## Contents


Report of Independent Registered Public Accounting Firm .................................................. 1

Statement of Financial Condition .................................................................................. 2
Notes to Statement of Financial Condition ...................................................................... 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Asset Alliance Investment Services, Inc.

We have audited the accompanying statement of financial condition of Asset Alliance Investment Services, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Asset Alliance Investment Services, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 17, 2005

Asset Alliance Investment Services, Inc.

# Statement of Financial Condition

December 31, 2004

| | |
|---|---|
| **Assets** | |
| Cash | $ 207,997 |
| Due from Parent and affiliate | 69,377 |
| Corporate taxes receivable | 2,744 |
| Total assets | $ 280,118 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Payable to placement agents | $ 121,660 |
| Accrued expenses | 18,000 |
| Total liabilities | 139,660 |
| | |
| Stockholder's equity: | |
| Common stock, $0.01 par value; 100 shares authorized, issued and outstanding | 1 |
| Additional paid-in capital | 340,820 |
| Accumulated deficit | (200,363) |
| Total stockholder's equity | 140,458 |
| Total liabilities and stockholder's equity | $ 280,118 |

*See accompanying notes to statement of financial condition.*

Asset Alliance Investment Services, Inc.

Notes to Statement of Financial Condition

December 31, 2004

## 1. Business and Organization

Asset Alliance Investment Services, Inc. (the "Company"), a wholly-owned subsidiary of Asset Alliance Corporation (the "Parent"), was incorporated on October 3, 1997. The Company was formed for the purpose of providing a broad range of marketing and investor services for the Parent and its subsidiaries' private investment products and those of affiliated asset managers. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

## 2. Significant Accounting Policies

### Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States.

### Estimated Fair Value of Financial Instruments

The fair value of assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the accompanying statement of financial condition.

### Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

## 3. Additional Paid-in Capital

On February and April 2004, the Parent made additional investments in the Company which totaled $180,000.

**4. Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission ("SEC"). The Company's minimum net capital requirement is the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule. At December 31, 2004, the Company had net capital, as defined, of $68,337, exceeding requirements by $59,026. The Company's aggregate indebtedness to net capital ratio was 204% at December 31, 2004.

**5. Related Party Transactions**

The Company has entered into a placement agreement with an affiliate. The Company will receive placement revenues on a quarterly basis from the affiliate. Due from Parent and affiliate includes placement revenues receivable from the affiliate in the amount of $30,211.

The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local income tax returns. Federal, and combined state and local taxes, have been calculated in these financial statements on a stand-alone basis using separate entity income at the effective rate of the Company.

The Company's federal income tax provision is computed in accordance with an agreement between the Parent and its subsidiaries. The Parent pays federal taxes or receives tax benefits on the Company's behalf. Due from affiliate at December 31, 2004, includes federal income taxes receivable in the amount of $39,166.

**6. Subsequent Events**

Subsequent to December 31, 2004, the Company received an additional investment of $100,000 from its Parent.